RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

July 5, 2004

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated April 14, 2004;
2. News Release dated April 22, 2004;
3. News Release dated May 12, 2004;
4. Quarterly report for the quarter ended April 30, 2004.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Toni Vodola
Corporate Secretary

Enclosures

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

FINANCIAL HIGHLIGHTS

VANCOUVER, BC – April 14, 2004 --- Raytec Development Corp. (the "Company") is pleased to report a net income $77,929 on total revenues of $792,840 during the first quarter ended January 31, 2004. This compares to a net loss of $250,321 on total revenues of $1,116,587 during the first quarter of the last fiscal year.

Earning for the first quarter included an exchange gain of $163,777 as compared to an exchange gain of $71,628 during the first quarter of the last fiscal year. Included in the determination of net income for both the current quarter and the first quarter of the last fiscal year are expenses associated with Avantec Technologies Inc. a subsidiary of the company. The Company currently holds a 73% interest in Avantec represented by 29,300,000 shares with a current fair market value of $0.20 per share for a total market valuation of $5,860,000. The Company continues to support Avantec's efforts in developing products and product registrations using its patented dry media chlorine dioxide technology. Development expenses for Avantec were $73,212 for the first quarter as compared to $60,680 during the first quarter of the last fiscal year.

The Company's working capital deficiency at January 31, 2004 was $1,884,415. Subsequent to January 31, 2004 the Company completed two private placements to net $790,304. Of this amount $490,484 was received prior to January 31, 2004 and will not effect the determination of working capital. Further long-term debt in the amount of $894,747 was included in the determination of working capital. The company continues to work with its creditors and is current with its scheduled payments. After giving effect to the private placement and the re-classification of its long-term debt to current the Company's working capital deficiency would have been $689,848.

FINANCIAL HIGHLIGHTS

For The Three Month Period Ended January 31

	2004	2003
Sales	$ 792,840	$ 1,116,587
Operating Earnings before Amortization and Interest	$ 125,407	$ (165,241)
Earnings per Share	$ 0.01	$ (0.01)

According to Robert Thompson, President of Raytec Corporation a subsidiary of the company, "The return to profitability of our operating subsidiary is a significant milestone for our shareholders. Our interests can slowly shift towards regaining market share as well as capitalizing on our new innovative products developed with Avantec pending EPA registration in the United States".

About Raytec Development Corp. (RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV)
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The Company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: "Jerry A. Minni"

Jerry A. Minni, President & CEO

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

BERNARD RICO SPEAKS AT FDA FORUM

VANCOUVER, BC – April 22, 2004 — Raytec Development Corp. (the "Company") is pleased to announce that Bernardo Rico, President and CEO of Avantec Technologies Inc., a subsidiary of the Company, was a guest speaker at the Food and Drug Administration (FDA) - New Jersey District Office. The topic was the evolution of chlorine dioxide technology with emphasis on Avantec's dry-media delivery systems. The forum was an FDA's Alliance Sanitation Training Course, which took place at the Middlesex Fire Academy in Sayerville, N.J.

According to Toni L. Ravelli, Seafood Specialist (USFDA, New Jersey District) "the presentation was found to be timely and informative and the class participants evaluated your presentation as excellent". There was an obvious interest by the audience on the subject of chlorine dioxide and in particular the benefits of Avantec's dry-media technology, according to Bernardo Rico. The FDA is continuously looking for better solutions to the on-going challenges related to food contamination in processing plants and other food establishments. Avantec's dry-media chlorine dioxide delivery systems provide a safe and cost-effective method of controlling and preventing food contamination. The presentation is available at Avantec's web site www.avantecsafe.com.

About Raytec Development Corp. (RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV)
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening

and shrinkage of produce. The Company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: "Jerry A. Minni"

Jerry A. Minni, President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

THE CLEVELAND CLINIC TO UNDERGO TESTING

VANCOUVER, BC – May 12, 2004 --- Raytec Development Corp. (the "Company") is pleased to announce that Avantec Technologies Inc., a subsidiary of the Company, has signed a confidentiality agreement with The Cleveland Clinic (Cleveland, OH) to conduct a series of evaluations of several Avantec products. Starting in May, Avantec will conduct an evaluation of its odor control products in areas collecting medical wastes from the various facilities. Avantec's dry-media chlorine dioxide products are well suited for selectively destroying odors caused by microorganisms and chemicals resulting from the various activities related to the diagnosis, treatment and immunization of human beings. The combination of odors presents a serious challenge to hospitals requiring treatments that directly destroy the odor-causing compounds.

The Cleveland Clinic is a world known specialized medical facility and in 2002, U.S. News & World Report declared that they are one of the five "Best Hospitals" in America. This institution was noted for exceptional performance in 15 of the 17 medical specialties ranked by the magazine.

Avantec's President & CEO, Bernardo N. Rico, indicates, "Our dry-media chlorine dioxide technology offers the potential for controlling odors in confined spaces due to its superior performance and practical deployment".

About Raytec Development Corp. (RAY) www.raytecgroup.com
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV) www.avantecsafe.com
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: "Jerry A. Minni"

Jerry A. Minni, President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-5

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: _X_ Schedule A

_X_ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
FOR QUARTER ENDED:	April 30, 2004
DATE OF REPORT:	June 23, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

"Jerry A. Minni"	Jerry A. Minni	"04/06/23"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"04/06/23"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004

(UNAUDITED)

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT APRIL 30, 2004

ASSETS	Apr. 30, 2004	Oct. 31, 2003
CURRENT		
Cash and short term investments	$ 129,273	$ 54,598
Accounts receivable	414,618	689,177
Inventories	395,873	362,887
Prepaid expenses and deposits	46,738	33,337
	986,502	1,139,999
CAPITAL ASSETS (Note 3)	84,748	87,777
PATENTS, TRADEMARKS AND LICENCES	63,600	65,445
	$ 1,134,850	$ 1,293,221
LIABILITIES		
CURRENT		
Short term indebtedness (Note 4)	$ 368,649	$ 611,056
Accounts payable and accrued liabilities	865,661	1,377,098
Due to a director	380,227	292,261
Deferred revenue	270,782	265,384
Current portion of long-term debt	927,482	620,799
	2,812,801	3,166,598
SHARE SUBSCRIPTIONS	78,784	490,484
MINORITY INVESTMENT	490,627	
	3,382,212	3,657,082
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	14,490,269	14,190,449
DEFICIT	(16,737,631)	(16,554,310)
	(2,247,362)	(2,363,861)
	$ 1,134,850	$ 1,293,221

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIODENDED APRIL 30, 2004

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2004	2003	2004	200
DEFICIT, BEGINNING OF PERIOD	$(16,414,376)	$ (16,496,559)	$ (16,492,305)	$ (16,246,238)
NET LOSS FOR THE PERIOD	(323,255)	(126,178)	(245,326)	(376,499)
DEFICIT, END OF PERIOD	$(16,737,631)	$ (16,622,737)	$ (16,737,631)	$ (16,622,737)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2004

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2004	2003	2004	2003
SALES	$ 880,824	1,118,114	$ 1,673,664	$ 2,234,701
COST OF SALES				
Material, wages and subcontracts	567,816	760,703	1,027,620	1,606,683
GROSS PROFIT	313,008	357,411	646,044	628,018
OPERATING EXPENSES				
Investor communications	5,356	21,019	19,114	54,468
Office and miscellaneous	87,819	81,547	156,381	215,910
Professional fees	46,140	45,490	68,782	71,691
Rent	28,495	21,594	62,483	44,973
Sales and marketing	87,008	123,314	158,919	256,698
Telephone	18,911	18,767	34,569	25,828
Transfer agent and filing fees	18,581	8,268	29,216	11,472
Travel	7,811	8,798	13,696	14,758
Wages and employee benefits	129,922	128,145	241,391	257,686
	430,043	456,942	784,551	953,484
OPERATING LOSS	(117,035)	(99,531)	(138,507)	(325,466)
OTHER EXPENSES (INCOME)				
Amortization	11,320	22,657	18,597	55,425
Exchange loss (gain)	144,211	(60,621)	(19,566)	(132,249)
Interest expense	36,713	39,203	76,914	91,515
Other expenses	13,976	25,408	30,874	36,342
	206,220	26,647	106,819	51,033
NET LOSS FOR THE PERIOD	$ (323,255)	$ (126,178)	$ (245,326)	$ (376,499)
LOSS PER SHARE	$ (0.02)	$ (0.08)	$ (0.04)	$ (0.14)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE SIX MONTH PERIOD ENDED APRIL 30, 2004

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2004	2003	2004	2003
OPERATING ACTIVITIES				
Net loss for the period	$ (323,255)	(126,178)	$ (245,326)	$ (376,49[illegible]
Add items not involving cash:				
Amortization	11,320	22,657	18,597	55,425
	(311,935)	(103,521)	(226,729)	(321,074)
Cash provided (used) by net changes in non-cash working capital items	(269,698)	(29,516)	(384,027)	(10,308)
	(581,633)	(133,037)	(610,756)	(331,382)
FINANCING ACTIVITIES				
Proceeds from issuance of shares	299,821	133,400	299,821	133,400
Proceeds from share subscriptions	(411,700)	(73,413)	(411,700)	102,051
Minority interest	490,627	-	490,627	-
Long term debt (net)	306,683	203,445	306,683	202,470
	685,431	263,432	685,431	437,921
INVESTING ACTIVITIES				
Acquisition of capital assets	-	(25,503)	-	(25,503)
INCREASE (DECREASE) IN CASH	103,798	104,892	74,675	81,03[illegible]
CASH, BEGINNING OF PERIOD	25,475	-	54,598	23,856
CASH, END OF PERIOD	$ 129,273	$ 104,892	$ 129,273	$ 104,892

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection c perishable foods and bacterial control are deferred until commencement of commercia production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2004	2003
Equipment	$ 269,246	$ 269,246
Furniture and fixtures	57,001	57,001
Vehicles	3,191	3,191
Leasehold improvements	98,242	98,242
	427,680	427,680
Less: Accumulated amortization	342,932	(339,903)
	$ 84,748	$ 87,777

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2005 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5. SHARE CAPITAL

a) **Authorized**

100,000,000 Common shares without par value

b) **Issued and Fully Paid:**

	Number of Shares	Amount
Balance October 31, 2003	7,177,305	$ 14,190,449
Private placement	1,681,000	$ 299,820
Balance, April 30, 2004	8,858,305	$ 14,490,269

c) **Warrants**

As at April 30, 2004 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
681,000	$0.30	November 20, 2005
1,000,000	$0.19	March 8, 2006

d) **Options**

As at April 30, 2004, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
350,000	$ 0.30	October 22, 2005

6. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2004	$ 118,000
2005	185,000
2006	110,000
	$ 413,000

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended April 30, 2004.

1 Analysis of expenses and deferred costs
  a) Breakdown of expenditures by major category:
     See Schedule A - Financial Statements

2 Related party transactions:
  a) There were no related party transactions during the period.

3 Summary of securities issued and options granted during the period:
  a) Securities issued during the period:
     No securities were issued during the period.

  b) Options granted during the period:
     No options were granted during the period.

4 Summary of securities at the end of the reporting period:
  a) Authorized capital stock:
     See Schedule A - Financial Statements - Note 5 (a).
  b) Issued capital stock:
     See Schedule A - Financial Statements - Note 5 (b).
  c) Options, warrants and convertible securities outstanding:
     See Schedule A - Financial Statements - Note 5 (c).
  d) Shares in escrow of subject pooling:
     There are no shares subject to escrow or a pooling agreement.

5 List of directors and officers
  a) Directors:
     Jerry A. Minni
     Robin D.A. Blues
     Jerry M. Bella
  b) Officers:
     Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
     Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the second quarter was $880,821, down from $1.11 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2004. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the second quarter were 61.4% of revenues, down 3.60% from the comparative period. The change was attributed to product mix.

General and administrative expenses were approximately the same during the second quarter. The Company continues to seek ways to decrease its administrative costs each year.

Selling and marketing expenses remained consistent for the year however down from the comparable period.

The Company did not undertake any material investing activities during the first quarter.

During the second quarter the Company reported an operating loss of $177,035 as compared to an operating loss of $99,531 for the comparative period. The Company's policy is to expense all development cost as incurred.

The Company has annual minimum rental obligations under leases for premises, which amount to $113,000 over the next three years.

The Company's technology subsidiary, Avantec Technologies Inc. is a public company and trades under the symbol AVV on the TSX Venture Exchange. The Company owns 29,300,000 shares of Avantec representing approximately 73% and continues to work closely with Avantec in developing applications for perishable control products.

The Company completed a private placement of 2,000,000 shares of its US subsidiary Raytec Corporation to net the US subsidiary US$340,000. The Company currently owns 80% of Raytec Corporation.

There were no legal proceedings against the Company during the first quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

There were no material subsequent events at April 30, 2004.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short term borrowings as required.

The Company's working capital deficiency at April 30, 2004 was $1,826,299. Included in this amount is $927,48_ owed to a note holder. The Company continues to work with the note holder and is current with its scheduled payments. Also included in this amount is $380,227 owed to a director. After giving effect to the above two amounts the adjusted working capital deficiency is $518,590.

FORM 52 - 109FT2 – Certification of Interim Filings during Transition Period

I, Jerry Minni, President and Chief Executive Officer for Raytec Development Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Raytec Development Corporation (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings

Date: June 23, 2004

"Jerry A. Minni"
Jerry Minni
President & CEO

FORM 52 - 109FT2 – Certification of Interim Filings during Transition Period

I, Jerry Bella, and Chief Financial Officer for Raytec Development Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Raytec Development Corporation (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 23, 2004

"Jerry Bella"
Jerry Bella
C.F.O.